Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders of Minera Andes Inc.:

We have audited the consolidated balance sheets of Minera Andes Inc. (an exploration stage corporation) as at December 31, 2006 and 2005 and the consolidated statements of operations and accumulated deficit, mineral properties and deferred exploration costs and cash flows for the years then ended. We have also audited the consolidated statements of operations and accumulated deficit, mineral properties and deferred exploration costs and cash flows for the period from July 1, 1994 (inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Minera Andes Inc. (an exploration stage corporation) as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and for the period from July 1, 1994 (inception) through December 31, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, B.C. Canada

April 17, 2007

Comments by the Auditors for U.S. Readers on Canada – U.S. Reporting Differences

Public Company Accounting Oversight Board (United States) reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern such as those described in Note 1 of the consolidated financial statements. Our report to the shareholders dated April 17, 2007, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, B.C. Canada

April 17, 2007

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	December 31, 2006	December 31, 2005
Current:
Cash and cash equivalents (Note 3)	$2,244,621	$3,314,559
Receivables and prepaid expenses	268,550	95,777

Total current assets	2,513,171	3,410,336
Project loan receivable (Note 4 (b))	9,800,000	—
Project loan interest receivable	48,330	—
Mineral properties and deferred exploration costs (Note 4)	5,605,148	4,470,174
Investment in Minera Santa Cruz (Note 4 (b))	30,963,692	17,505,938
Equipment, net (Note 5)	56,212	66,378

Total assets	$48,986,553	$25,452,826

LIABILITIES
Current:
Accounts payable and accruals	$893,880	$259,806
Bank loan interest payable	—	84,064
Bank loan (Note 6)	—	3,628,635

Total current liabilities	893,880	3,972,505
Project loan payable (Note 4 (b))	9,800,000	—
Project loan interest payable	48,330	—
Asset retirement obligation	45,000	—

Total liabilities	10,787,210	3,972,505

Commitments and contingencies (Notes 1, 4 and 8)
SHAREHOLDERS’ EQUITY
Share capital (Note 7):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued December 31, 2006—156,539,415 shares Issued December 31, 2005—108,484,137 shares	63,642,152	41,679,110
Contributed surplus – (Notes 2 and 7)	8,440,457	2,736,570
Deficit accumulated during exploration stage	(33,883,266)	(22,935,359)

Total shareholders’ equity	38,199,343	21,480,321

Total liabilities and shareholders’ equity	$48,986,553	$25,452,826

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Consulting fees (Note 7 (c))	$1,766,655	$595,752	$4,328,631
Depreciation	9,157	10,393	97,047
Equipment rental	—	—	21,522
Insurance	75,987	69,813	467,871
Legal, audit and accounting fees	619,729	267,225	2,398,159
Materials, supplies and maintenance	—	—	49,260
Office overhead and administration fees	382,595	308,037	3,079,376
Telephone	34,169	36,089	487,092
Transfer agent	19,728	22,178	158,662
Travel	79,491	87,667	625,985
Wages and benefits (Note 7 (c))	4,064,959	858,969	6,980,945

Expenses before under-noted	7,052,470	2,256,123	18,694,550
Finance costs	688,712	—	688,712
Foreign exchange loss	76,602	82,245	255,530
Gain on sale of equipment	(641)	—	(112,971)
Gain on sale of mineral property	—	—	(898,241)
Interest income	(193,804)	(58,705)	(792,912)
Loss on equity investment (Note 4 (b))	1,436,468	1,354,397	3,211,214
Project loan interest expense	48,330	—	48,330
Project loan interest income	(48,330)	—	(48,330)
Write-off of mineral properties and deferred exploration costs (Note 4 (d))	1,712,633	—	10,252,868

Net loss for the period	10,772,440	3,634,060	31,298,750

Deficit accumulated during exploration stage, beginning of the period, as previously reported	22,935,359	19,180,452	—
Adjustment for change in accounting for stock-based compensation (Note 2 (l))	—	—	678,569

	33,707,799	22,814,512	31,977,319
Adjustment on acquisition of royalty interest	—	—	500,000
Share issue costs	175,467	120,847	1,388,732
Deficiency on acquisition of subsidiary	—	—	17,215

Deficit accumulated during exploration stage, end of the period	$33,883,266	$22,935,359	$33,883,266

Basic and diluted loss per common share	$0.08	$0.04

Weighted average shares outstanding	141,501,804	87,056,150

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Administration fees	$—	$—	$392,837
Assays and analytical	79,624	99,224	1,236,665
Asset retirement obligation	45,000	—	45,000
Construction and trenching	36,265	7,932	570,548
Consulting fees	163,333	149,156	1,485,282
Depreciation	23,340	25,167	245,574
Drilling	850,803	396,110	2,440,196
Equipment rental	240,597	84,303	745,849
Geology	504,832	317,653	4,571,820
Geophysics	—	65,058	374,960
Insurance	2,951	1,853	260,363
Legal	125,012	88,985	955,484
Maintenance	5,245	6,740	193,199
Materials and supplies	82,572	41,667	599,512
Project overhead	99,946	53,877	539,481
Property and mineral rights	221,334	41,484	1,675,417
Telephone	31,447	25,903	166,366
Travel	215,540	106,677	1,536,231
Wages and benefits	119,766	130,730	1,546,974

Costs incurred during the period	2,847,607	1,642,519	19,581,758
Deferred costs, beginning of the period	4,470,174	2,827,655	—
Deferred costs, acquired	—	—	576,139
Deferred costs, contributed to MSC	—	—	(2,320,980)
Deferred costs written off	(1,712,633)	—	(10,252,868)
Mineral property option proceeds, net	—	—	(1,978,901)

Deferred costs, end of the period	$5,605,148	$4,470,174	$5,605,148

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Operating Activities:
Net loss for the period	$(10,772,440)	$(3,634,060)	$(31,298,750)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Write-off of incorporation costs	—	—	665
Write-off of deferred exploration costs	1,712,633	—	10,252,868
Finance costs	688,712	—	688,712
Loss on equity investment	1,436,468	1,354,397	3,211,214
Depreciation	9,157	10,393	97,047
Stock option compensation (Note 7)	5,069,887	809,093	6,517,888
Gain on sale of equipment	(641)	—	(112,971)
Gain on sale of mineral properties	—	—	(898,241)
Project loan interest expense	48,330	—	48,330
Project loan interest income	(48,330)	—	(48,330)
Change in:
Receivables and prepaid expenses	(172,773)	15,793	(268,550)
Accounts payable and accruals	239,841	2,538	499,647

Cash used in operating activities	(1,789,156)	(1,441,846)	(11,310,471)

Investing Activities:
Incorporation costs	—	—	(665)
Purchase of equipment	(24,071)	(4,283)	(329,683)
Proceeds from sale of equipment	815	—	15,040
Proceeds from sale of property	—	—	898,241
Mineral properties and deferred exploration	(2,777,701)	(1,617,352)	(19,289,618)
Investment in Minera Santa Cruz	(14,128,624)	(11,595,709)	(31,565,629)
Proceeds from sale of subsidiaries	—	—	9,398
Acquisition of royalty interest	—	—	(500,000)
Mineral property option proceeds	—	400,000	2,778,901

Cash used in investing activities	(16,929,581)	(12,817,344)	(47,984,015)

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

(U.S. Dollars)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	December 31, 2006	December 31, 2005
Financing Activities:
Shares and subscriptions issued for cash, less issue costs	21,732,863	12,846,929	61,623,171
Bank loan proceeds received	—	3,000,000	4,000,000
Repayment of bank loan	(4,000,000)	—	(4,000,000)
Bank loan interest payable	(84,064)	—	(84,064)
Project loan receivable	(9,800,000)	—	(9,800,000)
Project loan payable	9,800,000	—	9,800,000

Cash provided by financing activities	17,648,799	15,846,929	61,539,107

Increase (decrease) in cash and cash equivalents	(1,069,938)	1,587,739	2,244,621
Cash and cash equivalents, beginning of period	3,314,559	1,726,820	—

Cash and cash equivalents, end of period	$2,244,621	$3,314,559	$2,244,621

Supplemental disclosure cash flow information:
Capitalized interest paid	$(152,577)	$(164,495)	$(320,985)

Non-cash investing and financing activities and other information:
Stock option compensation (Note 7)	$5,069,887	$809,093	$6,517,888

Capitalized accreted interest expense (Note 6)	$371,365	$238,635	$610,000

Depreciation capitalized to mineral properties	$23,340	$25,167	$245,574

Asset retirement obligation	$45,000	$—	$45,000

Accrual for finance costs related to MSC	$394,233	$—	$394,233

Adjustment for change in accounting for stock-based compensation (Note 2 (l))	$—	$—	$678,569

Deferred costs, acquired	$—	$—	$576,139

Deferred costs, contributed to MSC	$—	$—	$2,320,980

Shares issued for acquisition	$—	$—	$575,537

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

1. NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

We are in the business of acquiring, exploring and evaluating mineral properties, and either entering into joint ventures, developing these properties further, or disposing of them when the evaluation is completed. At December 31, 2006, we were in the exploration stage, had interests in properties in three provinces in the Republic of Argentina, and were expecting production to begin in the second quarter of 2007 at the San José project in Santa Cruz province, southern Argentina. We have a 49% interest in the project and it is operated by our operating partner, Hochschild Mining plc (“Hochschild”) (HOC.L Reuters, HOC.LN Bloomberg, London Stock Exchange).

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete our development, and the future profitable production or disposition thereof. The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern. The use of such principles may not be appropriate because, as of December 31, 2006, there was significant doubt that we would be able to continue as a going concern.

At December 31, 2006, we had a deficit accumulated during exploration stage of approximately $33.9 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future and are actively pursuing such additional sources of financing (see Note 13).

Although there is no assurance that we will be successful in these actions, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

2. SIGNIFICANT ACCOUNTING POLICIES

The statements are expressed in United States dollars because the majority of our exploration activities are incurred in U.S. dollars.

a.	Consolidation/Reporting

These consolidated financial statements include the accounts of Minera Andes Inc., an Alberta Corporation, and all its wholly-owned subsidiaries including its principal subsidiaries, Minera Andes S.A. (“MASA”) and Minera Andes (USA) Inc. (“MUSA”) as well as other non-significant subsidiaries. Our investment in Minera Santa Cruz S.A. (“MSC”), an Argentine corporation, is accounted for by the equity method, whereby the Company records its investment and its 49% share of the earnings and losses of MSC. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

b.	Foreign Currency Translation

Our consolidated operations are integrated and balances denominated in currencies other than U.S. dollars are translated into U.S. dollars using the temporal method. This method translates monetary

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

balances at the rate of exchange at the balance sheet date, non-monetary balances at historic exchange rates and revenues and expense items at average exchange rates. The resulting gains and losses are included in the statement of operations in the reporting period.

c.	Cash and Cash Equivalents

We consider cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less. We place our cash and cash equivalents with institutions of high credit worthiness.

d.	Mineral Properties and Deferred Exploration Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property is first credited against the carrying value of the property, with any excess included in operations for the period. Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts are payable entirely at the Company’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations. On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. For the year ended December 31, 2006, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,712,633 (2005 – $nil) were written off.

e.	Investment

Investments, over which we exert significant influence, are accounted for using the equity method. Under this method, our share of the earnings and losses is included in operations and our investment therein is adjusted by a like amount. Where in management’s opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value. For the year ended December 31, 2006, no impairment write-down of investment was required.

f.	Equipment and Depreciation

Equipment is recorded at cost, and depreciation is provided on a declining–balance basis over estimated useful lives of up to five years to a residual value of 10%.

g.	Share Issue Costs

Commissions paid to underwriters and agents on the issuance of our shares are charged directly to share capital. Other share issue costs, such as legal, accounting, auditing and printing costs, are charged to accumulated deficit.

h.	Accounting for Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

i.	Basic and Diluted Loss Per Common Share

Basic loss per share is calculated by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES - continued

For the years ended December 31, 2006 and 2005, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 22,982,892 (2005 – 43,175,798) were not included in the computation of loss per share because their effect was anti-dilutive. Therefore, diluted loss per share is the same as basic loss per share.

j.	Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates based on information available at the time, and assumptions that affect the reported amount of assets, particularly the recoverability of mineral properties and deferred exploration expenses, and the recording of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from management’s best estimates.

k.	Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, receivables, project loan and interest receivables, investment in MSC, accounts payable and accruals, project loan payable and interest payable. Unless otherwise noted, fair values approximate carrying values for these financial instruments due to the short term nature of the instruments. The fair value of the loan and interest receivable, project loan and interest payable, approximate carrying value because the stated interest rates reflect recent market conditions or because the rates are variable in nature. The fair value of the Company’s investment in MSC, a private company, was not practical to determine.

l.	Stock-Based Compensation

Effective January 1, 2004 we adopted on a retroactive basis without restatement, the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously we used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby we were only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy was to increase the accumulated deficit at January 1, 2004 by $678,569 with a corresponding increase to contributed surplus.

m.	Asset Retirement Obligations

Effective January 1, 2004, we adopted CICA 3110, “Asset Retirement Obligations” which requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation is measured initially at fair value using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs are depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2006 to be $45,000. The present value of the future reclamation obligation assumes a discount rate of 0% due to the uncertainty regarding timing of completion of the reclamation activities.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	2006	2005
Cash on hand – U.S. dollar denominated bank accounts	$39,317	$3,153,259
Cash on hand– Canadian dollar denominated bank account	2,171,293	163,116
Cash on hand – Argentina Peso denominated bank accounts	34,011	(1,816)

	$2,244,621	$3,314,559

4. MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At December 31, 2006, we, through our subsidiaries and investment, hold interests in a total of approximately 410,000 acres (166,130 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 8. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2006 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$1,149,286	$3,099,502	$221,386	$—	$4,470,174
Assays and analytical	44,649	30,380	1,363	3,232	79,624
Asset retirement obligation	35,000	10,000	—	—	45,000
Construction and trenching	36,265	—	—	—	36,265
Consulting fees	8,930	28,537	11,326	114,540	163,333
Depreciation	—	—	—	23,340	23,340
Drilling	507,081	343,722	—	—	850,803
Equipment Rental	161,817	78,780	—	—	240,597
Geology	352,226	100,432	3,464	48,710	504,832
Insurance	—	—	—	2,951	2,951
Legal	2,821	—	—	122,191	125,012
Maintenance	4,051	390	—	804	5,245
Materials and supplies	46,286	20,984	4,326	10,976	82,572
Project overhead	10,130	1,408	2,213	86,195	99,946
Property and mineral rights	192,501	26,367	2,466	—	221,334
Telephone	3,910	4,268	22	23,247	31,447
Travel	135,765	24,813	467	54,495	215,540
Wages and benefits	23,319	8,824	—	87,623	119,766
Overhead allocation	404,056	168,485	5,763	(578,304)	—
Write-off of deferred costs	—	(1,712,633)	—	—	(1,712,633)

Balance, end of year	$3,118,093	$2,234,259	$252,796	$—	$5,605,148

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

2005 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$1,065,399	$1,582,043	$180,213	$—	$2,827,655
Assays and analytical	—	99,224	—	—	99,224
Construction and trenching	—	7,932	—	—	7,932
Consulting fees	2,874	46,849	12,605	86,828	149,156
Depreciation	—	—	—	25,167	25,167
Drilling	—	396,110	—	—	396,110
Equipment Rental	—	84,303	—	—	84,303
Geology	2,910	226,358	6,345	82,040	317,653
Geophysics	—	65,058	—	—	65,058
Insurance	—	—	—	1,853	1,853
Legal	—	—	—	88,985	88,985
Maintenance	—	5,429	—	1,311	6,740
Materials and supplies	51	32,331	536	8,749	41,667
Project overhead	111	3,013	1,688	49,065	53,877
Property and mineral rights	12,103	27,622	1,759	—	41,484
Telephone	3	15,970	12	9,918	25,903
Travel	193	54,029	259	52,196	106,677
Wages and benefits	9,214	17,388	—	104,128	130,730
Overhead allocation	56,428	435,843	17,969	(510,240)	—

Balance, end of year	$1,149,286	$3,099,502	$221,386	$—	$4,470,174

a.	San Juan Project

The San Juan Province project comprises seven properties totaling 35,856 ha (2005 – 24,318 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Land holding costs for 2007 are estimated at $2,400.

Expenditures in 2006 were primarily for an exploration program at the Los Azules project, while expenditures for 2005 were primarily for land maintenance. In November 2005, we signed a non-binding letter of intent over the Los Azules porphyry copper project with Xstrata Copper (“Xstrata”). Xstrata and Minera Andes own separate, adjoining properties that straddle a large copper porphyry system. The letter of intent consolidates these properties and gives us a right to earn a 100% interest in Xstrata’s property by spending at least $1.0 million on the property over the next four years, making payments to keep the

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4. MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

property in good standing and producing a preliminary economic assessment (to National Instrument (“NI”) 43-101 standards). If the preliminary assessment shows the project to be potentially economically viable and can be expected to produce 100,000 tonnes of copper per year for 10 years then Xstrata Copper will have a one time back-in right to earn a 51% interest in the combined properties by making a cash payment to Minera Andes of three times its expenditures on the property, completing a bankable feasibility study within five years and assuming underlying property commitments. In the event that the preliminary assessment does not meet the size criterion contemplated above, Xstrata Copper would retain a first right of refusal on any subsequent sale of the property.

b.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

	2006	2005
Investment in MSC, beginning of year	$17,505,938	$7,345,840
Plus:
Deferred costs incurred	1,272,222	595,495
Advances during the year	13,622,000	11,319,000
Loss from equity investment	(1,436,468)	(1,354,397)

Investment in MSC, end of year	$30,963,692	$17,505,938

The San José project area is made up of one cateo and 46 manifestations of discovery totaling 40,499 ha. The cateos are located in the western half of the province of Santa Cruz. All of the cateos are controlled 100% by MSC a holding and operating company set up under the terms of an agreement with Hochschild (formerly Mauricio Hoschschild & Cia. Ltda. (“MHC”) through October 2006). Any production from these lands may be subject to a provincial royalty. Holding costs for 2007 are estimated to be $3,100.

In October of 2000, following completion of a 30-day due diligence period under a memorandum of understanding, MHC exercised an option to enter into a joint venture (“JV”) on the project.

On March 15, 2001, we signed an option and joint venture agreement with MHC for the exploration and possible development of Minera Andes’ epithermal gold-silver exploration land package at El Pluma/Cerro Saavedra (now referred to as San José), including Huevos Verdes.

Under the agreement, in July 2003 MHC earned a 51% ownership in the JV by spending a total of $3 million, including a minimum of $100,000 per year on exploration targets within the JV, other than Huevos Verdes. In addition, MHC was to make semiannual payments totaling $400,000 per year until pilot plant production was achieved. In September 2004, an amendment to the agreement stated such payments should be made until a positive feasibility study for the development of a mine on the property was obtained by MSC and the board of MSC made a decision to construct the mine. In October 2005, MSC completed a positive feasibility study for the development of a mine on the property and in December 2005, the board of MSC made a decision to construct the mine such that the semiannual payments totaling $400,000 per year are no longer payable by MHC.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4. MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

Following MHC’s vesting at 51% ownership, Minera Andes opted to participate in the development of the project on a pro-rata basis.

In the fourth quarter of 2003, we notified MHC of our intent to subscribe for additional equity in MSC, so as to maintain a 49% interest. We made payments of $13.6 million and $11.3 million in 2006 and 2005, respectively, to fund our 49% interest in the project. As a result of the fact that we do not control the JV, we are accounting for this investment under the equity method.

Expenditures in 2005 consisted of drilling, detailed topographic surveys, detailed mapping and sampling, and development work. Development work included completion of the shafts and additional work related to pre-feasibility and feasibility studies. Expenditures in 2006 were primarily for construction of the mine plus a 21,000-meter drilling program to increase reserves.

During 2006, the project loan previously announced on July 25, 2005 with Standard Bank Plc. and Bayerische Hypo-und Vereinsbank AG to fund the San José project was terminated and a new facility was structured with Macquarie Bank Limited (“Macquarie”) in February 2006. Minera Andes agreed to pay break fees of $572,000 of which $200,000 had been paid and the balance accrued as at December 31, 2006.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006 subject to a successful public offer by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced, as soon as reasonably practical, with a permanent financing of $55 million or such higher amount as agreed to by Minera Andes and Hochschild. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production.

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild will lend 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

4. MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ - continued

As at December 31, 2006, the $20 million bridge loan had been lent to MSC. The Company’s 49% share of the $20 million bridge loan is $9.8 million. Repayment of the loan payable is contingent on the operating cash flows of MSC.

As at March 31, 2007, the $20 million bridge loan plus $34 million in advances on the permanent financing, a total of $54 million, had been lent to the project.

Subsequent to December 31, 2006, in addition to the project financing loan, we paid $5.9 million to fund our 49% interest in the San José project.

c.	Chubut Projects

We hold 1 (2005 – 13) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (2005 – 10,380 ha). Expenditures in 2006 and 2005 relate primarily to land maintenance costs. Land holding costs for 2007 are estimated to be nil.

d.	Santa Cruz Projects

We currently control 15 (2005 – 15) cateos and 23 (2005 – 40) manifestations of discovery totaling 88,295 ha (2005 – 102,789 ha) in the Santa Cruz province. Land holding costs for 2007 are estimated at $1,876. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Expenditures in 2005 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing. As at December 31, 2006, based on management’s assessment of the future recoverability of certain mineral properties and deferred exploration costs, $1,712,633 (2005 – $nil) were written-off.

5. EQUIPMENT

	December 31, 2006			December 31, 2005
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Field Equipment	$94,309	$70,791	$23,518	$96,049	$55,235	$40,814
Office Equipment	105,698	73,004	32,694	81,627	56,063	25,564

Total	$200,007	$143,795	$56,212	$177,676	$111,298	$66,378

6. BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie. All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project.

The commercial terms of the first two tranches of the loan include a facility fee of 1.5% of the principal amount of each tranche at the time of the advance and interest of LIBOR plus 2% per year, currently totaling

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6. BANK LOAN - continued

approximately 7.4% per year. In addition, as further explained below, we issued share purchase warrants for each tranche. The warrants exercise price was calculated at a 20% premium to the volume weighted average of our common stock determined from the ten business days prior to acceptance of the loan facility. Each warrant is exercisable for two years. The loan is collateralized by our interest in MASA, our 49% interest in MSC, and personal property.

We received $1,000,000 of the first tranche in December 2004 and the remaining $1,000,000 of the first tranche in February 2005. In connection with the first tranche, we issued share purchase warrants to acquire 2,738,700 of our common stock at an exercise price of Cdn $0.91 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 62% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $346,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The debt discount is being accreted to interest expense over the term of the debt using the effective interest rate method. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005.

In July 2005, we received the second tranche of $2,000,000. For the second tranche, we issued share purchase warrants to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.99%; expected volatility of 55.8% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $263,800 was initially recorded as a debt discount with a corresponding entry to contributed capital. Total debt discount for both tranches was $610,000.

In March 2006, Macquarie exercised its warrants from the second tranche to acquire 3,987,742 of our Common Shares at an exercise price of Cdn $0.62 per share for proceeds of Cdn$2,472,400 ($ 2,060,333). We used part of the proceeds to repay principal and interest outstanding in the amount of $2,000,000 and $18,926, respectively, related to the second tranche.

In December 2006, Macquarie exercised its warrants from the first tranche to acquire 2,738,700 of our Common Shares at an exercise price of Cdn $0.91 per share for proceeds of Cdn$2,492,217 ($ 2,171,299). We used part of the proceeds to repay the principal balance of the loan and interest outstanding in the amounts of $2,000,000 and $9,021, respectively, related to the first tranche.

The debt discount was accreted and capitalized to our investment in MSC (Note 4) over the term of the debt using the effective interest rate method. For the year ended December 31, 2006, $371,365 (2005—$238,635) of debt discount was accreted.

The bank loan and debt discount are summarized as follows:

	Face Amount	Discount	Carrying Value
Bank loan, initial and second tranche, being the balance at December 31, 2005	$4,000,000	$371,365	$3,628,635
Accretion of debt discount	—	(371,365)	371,365
Repayment of bank loan	(4,000,000)	—	(4,000,000)

Bank loan at December 31, 2006	$—	$—	$—

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

6. BANK LOAN - continued

As at December 31, 2006, interest expense incurred of $152,577 (2005—$164,495), and accreted interest expense related to the debt discount of $371,365 (2005 – $238,635) were capitalized to the Investment in MSC (Note 4 (b)).

In March 2007, we received a third tranche of $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of the third tranche include a facility fee of 1.5% of the principal amount, interest of Libor plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The warrants and the underlying common shares will have a four month hold period. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

7. SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Issued, Allotted and/or Subscribed:

	Number of Shares	Amount
Common shares issued:
Issued for cash on incorporation	1	$1
Issued for acquisition of subsidiaries	4,000,000	575,537
Subscriptions received for private placement	—	57,069

Balance, December 31, 1994	4,000,001	632,607
Issued for cash (Cdn$0.10 each)	1,000,000	70,850
Issued for cash (Cdn$0.40 each)	2,345,094	669,058
Issued for cash (Cdn$1.00 each)	3,031,000	2,237,071
Issued for finder’s fee	150,000	—
Issued for services	168,000	—
Issued for subsidiary	336,815	—
Subscriptions applied	—	(57,069)

Balance, December 31, 1995	11,030,910	3,552,517
Issued for cash (Cdn$1.50 each)	1,433,333	1,535,553
Issued for broker special warrants	90,400	—
Issued for cash (Cdn$3.42 each)	877,194	2,174,388

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

Issued to N.A. Degerstrom, Inc.:
For cash (Cdn$1.44 each)	500,000	514,608
For cash on exercise of warrants (Cdn$1.75 each)	500,000	625,392
Issued for cash on exercise of warrants (Cdn$1.80 each)	67,500	89,220
Subscriptions received for private placement	—	4,873,336

Balance, December 31, 1996	14,499,337	13,365,014
Issued for cash on exercise of warrants (Cdn$1.80 each)	1,271,233	1,689,102
Issued for cash (private placement-Cdn$2.10 each)	3,370,481	4,873,336
Subscriptions applied	—	(4,873,336)
Issued for cash on exercise of options (Cdn$1.44 each)	75,000	78,146

Balance, December 31, 1997	19,216,051	15,132,262
Issued for cash on exercise of warrants (Cdn$1.60 each)	720,383	806,136
Issued for cash on exercise of options (Cdn$1.15 each)	15,000	11,936
Issued for cash on exercise of warrants (Cdn$1.53 each)	438,597	464,332

Balance, December 31, 1998	20,390,031	16,414,666
Issued for cash (by prospectus Cdn$0.25 each)	3,214,540	545,874
Issued for broker’s fees	128,582	—

Balance, December 31, 1999	23,733,153	16,960,540
Issued for cash (by prospectus Cdn$0.25 each)	5,985,460	1,032,973
Issued for broker’s fees	191,418	—
Issued for cash on exercise of options (Cdn$0.55 each)	90,000	34,109
Subscriptions received for private placement	—	162,242

Balance, December 31, 2000	30,000,031	18,189,864
Issued for cash on exercise of options (Cdn$0.25 each)	46,000	7,558

Balance, December 31, 2001	30,046,031	18,197,422
Issued for cash on exercise of options (Cdn$0.16 each)	91,500	9,449
Issued for cash (private placement Cdn$0.15 each)	4,416,667	402,224
Issued for exercise of special warrants	1,175,000	—
Issued for cash on exercise of warrants (Cdn$0.25 each)	1,175,000	186,923

Balance, December 31, 2002	36,904,198	18,796,018
Issued for cash on exercise of options	345,000	66,696

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

Issued for cash on exercise of warrants	50,000	11,287
Issued for cash on exercise of broker warrants	441,667	48,677
Issued for cash (private placement Cdn$0.30 each)	22,000,000	4,674,790

Balance, December 31, 2003	59,740,865	23,597,468
Issued for cash on exercise of options	330,000	78,400
Issued for cash on exercise of warrants	648,375	250,401
Issued for cash on exercise of broker warrants	867,566	239,610
Issued for cash (private placement Cdn$0.65 each)	10,000,000	4,545,455

Balance, December 31, 2004	71,586,806	28,711,334
Issued for cash on exercise of options	253,500	34,055
Issued for cash on exercise of warrants	22,500	9,230
Issued for cash on exercise of broker warrants	901,175	258,480
Issued for cash (private placement Cdn$0.55 each)	18,180,450	7,683,453
Issued for cash (private placement Cdn$0.35 each)	2,004,685	600,000
Issued for finder’s fee (private placement Cdn$0.35)	120,281	—
Issued for cash (Dec05 private placement Cdn$0.35 each)	15,414,740	4,382,558

Balance, December 31, 2005	108,484,137	$41,679,110
Issued for cash on exercise of options	860,000	379,163
Issued for cash on exercise of warrants	32,065,957	16,706,597
Issued for cash on exercise of broker warrants	1,972,632	1,111,282
Issued for cash (Mar06 private placement Cdn$0.35 each)	13,156,689	3,766,000

Balance, December 31, 2006	156,539,415	$63,642,152

i.	On March 22, 2005, we sold 18,180,450 units to accredited investors at a price of Cdn$0.55 per unit for net of commission proceeds of Cdn$9,299,300 ($7,683,453). Each unit consisted of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.70 per share for a period of 5 years from the closing date.

The agents received a cash commission of 7% of the gross proceeds of the financing. The agents also received agent’s warrants equal to 7% of the aggregate number of units sold pursuant to the offering. Each agent’s warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$0.70 per common share for a period of 2 years from the date of issue. A total of 18,180,450 common shares were issued pursuant to the private placement, and 9,090,225 common shares are reserved for issuance on exercise of the warrants and 1,272,632 common shares are reserved for issuance on the exercise of the agent’s warrants.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

ii.	On November 28, 2005, we sold 2,004,685 units to accredited investors at a price of Cdn$0.35 per unit for net of commission proceeds of Cdn$701,640 ($600,000). Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.55 per share for a period of 2 years from the closing date. Finder’s fees of 6 % were paid and the company issued 120,281 in shares in connection with this financing. A total of 2,004,685 common shares were issued pursuant to the private placement, and 1,002,343 common shares are reserved for issuance on exercise of the warrants.

iii.	On December 20, 2005, we sold 15,414,740 units to Mr. Robert McEwen at a price of Cdn$0.35 per unit for net of commission proceeds of Cdn$5,125,401 ($4,382,558). Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.55 per share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) December 20, 2007.

The agents received a cash commission of 5% of the gross proceeds of the financing and 377,661 broker warrants, equal to 2.45% of the aggregate number of units sold. Each broker warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$0.55 per common share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) December 20, 2007. A total of 15,414,740 common shares were issued pursuant to the private placement, and 7,707,370 common shares are reserved for issuance on exercise of the warrants and 377,661 common shares are reserved for issuance on the exercise of the broker warrants.

iv.	On March 8, 2006, we completed the second private placement with Mr. McEwen and sold 13,156,689 units at a price of Cdn$0.35 per unit for net of commission proceeds of Cdn$4,367,430 ($3,766,000). Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.55 per share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) March 8, 2008.

The agents received a cash commission of 5% of the gross proceeds of the financing and 322,339 broker warrants, equal to 2.45% of the aggregate number of units sold. Each broker warrant upon exercise will entitle the holder to acquire one common share at an exercise price of Cdn$0.55 per common share at any time prior to the earlier of: a) the date which is the 15th trading day after receiving notice from Minera Andes that the weighted average price of the common shares on the TSX Venture Exchange has been equal to or greater than Cdn$1.00 for a period of 20 consecutive trading days commencing 120 days after the date of issuance of the warrants, and b) March 8, 2008.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

v.	During 2006, we issued 860,000 shares for the exercise of stock options at weighted average exercise price of $0.51 per share; 32,065,957 shares for the exercise of purchase warrants at weighted average exercise price of $0.59 and 1,972,632 shares for the exercise of broker warrants at weighted average exercise price of $0.65 for total proceeds of $18,197,042.

vi.	In February 2007, the shareholders approved a warrant exercise incentive program. The Corporation received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Corporation.

The early exercise incentive program pertains to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725

0.55	12/1/2007	935,714	514,643	—

0.70	3/22/2010	4,219,544	2,953,680	2,012,409

Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Corporation at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

c.	Stock Options

The aggregate number of shares to be delivered upon exercise of all options granted under our stock option plan (“the Plan”) shall not exceed 20% of our issued and outstanding Common Shares up to a maximum of 15,169,643 (2005 – 9,000,000) shares. No participant may be granted an option under the Plan which exceeds the number of shares permitted to be granted pursuant to rules or policies of any stock exchange on which the Common Shares is then listed.

Under the Plan, the exercise price of the shares covered by each option shall be determined by the directors and shall not be less than the closing price of our Common Shares on the stock exchange or stock exchanges on which the shares are listed on the last trading day immediately preceding the day on which the stock exchange is notified of the proposed issuance of option, less any discounts permitted by the policy or policies of such stock exchange or stock exchanges. If an option is granted within six months of

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

a public distribution of our Common Shares by way of prospectus, then the minimum exercise price of such option shall, if the policy of such stock exchange or stock exchanges requires, be the greater of the price determined pursuant to the provisions of the Plan and the price per share paid by the investing public for our Common Shares acquired by the public during such public distribution, determined in accordance with the policy of such stock exchange or stock exchanges. Options granted under the Plan will not be transferable and, if they are not exercised, will expire one (1) year following the date the optionee ceases to be a director, officer, employee or consultant of the Company by reason of death, or ninety (90) days after ceasing to be a director, officer, employee or consultant of the Company for any reason other than death. Options vest immediately, except for options granted for investor relations related work which vest 25% each three-month period from the date of grant.

At December 31, 2006, 1,448,643 (2005 – 1,009,000) options were available for grant under the Plan.

A summary of the status of the Plan as of December 31, 2006 and 2005, and changes during the years ended on those dates is:

	2006			2005
	Options	(Cdn) Weighted Avg. Exercise Price		Options	(Cdn) Weighted Avg. Exercise Price
Outstanding at beginning of year	6,745,000		$0.54	4,698,500		$0.49
Granted	5,825,000		$1.51	2,300,000		$0.60
Exercised	(860,000)		$0.51	(253,500)		$0.16
Expired	(95,000)		$0.56	—		$—

Outstanding at end of year	11,615,000		$1.03	6,745,000		$0.54

Exercisable at end of year	11,615,000		$1.03	6,670,000		$0.54

Weighted average grant-date fair value of options granted during the year		Cdn$ $	1.51 (1.30)		Cdn$ $	0.41 (0.35)

The weighted average remaining contractual life of outstanding options is 4.0 years at December 31, 2006 (2005 – 4.0 years).

At December 31, 2006 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

Number of Shares	Exercise Price	Expiry Date

495,000	Cdn$0.40	June 27, 2007

1,315,000	Cdn$0.59	December 5, 2008

100,000	Cdn$0.50	March 29, 2009

1,175,000	Cdn$0.55	September 10, 2009

50,000	Cdn$0.61	December 14, 2009

2,160,000	Cdn$0.60	December 28, 2010

5,825,000	Cdn$1.51	December 27, 2011

495,000	Cdn$0.31	March 21, 2013

11,615,000

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants.

	2006	2005
Dividend yield (%)	—	—
Expected volatility (%)	77.4	83.7
Risk-free interest rates (%)	4.0	4.3
Expected lives (years)	5.0	5.0

In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $5,069,887 ($3,662,838 to wages and benefits and $1,407,049 to consulting fees) and $809,093 ($569,140 to wages and benefits and $239,953 to consulting fees) during the years ended December 31, 2006 and 2005, respectively.

d.	Warrants

	2006		2005
	Warrants	(Cdn) Wgt. Avg. Exercise Price	Warrants	(Cdn) Wgt. Avg. Exercise Price
Outstanding and exercisable at beginning of year	36,505,798	$0.61	20,422,759	$0.62
Purchase warrants	8,578,344	$0.84	21,787,680	$0.63
Brokers’ warrants	322,339	$0.55	1,650,293	$0.67
Expired	—	—	(6,431,259)	$0.77
Exercised	(34,038,589)	$0.59	(923,675)	$0.35

Outstanding and exercisable at end of year	11,367,892	$0.85	36,505,798	$0.61

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

7. SHARE CAPITAL - continued

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$1.80 (2005 – Cdn$0.50 to Cdn$0.91) with a weighted average contractual life of 2.32 years at December 31, 2006 (2005 – 2.64 years).

8. AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.	We rent office space in Spokane, Washington for $2,150 per month with a commitment through December 2007.

c.	We rent office space in Vancouver, British Columbia, Canada for Cdn$900 per month, without a commitment.

d.	We rent office space in Argentina for $1,089 per month with a commitment through August 2008.

e.	We rent storage space in Argentina for $2,000 per month consisting of one $800/month commitment through June 2007 and another $1,200/month commitment through December 2009.

f.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

g.	During 2006, MSC signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $7,410,000. These commitments are expected to be completed by June 30, 2007.

h.	We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2006, the shareholders of MSC agreed to increase the share capital of MSC by $12,000,000, of which $5,880,000 represented Minera Andes’ 49% portion. Minera Andes paid this amount in March 2007.

i.	In March 2005, MSC discovered an alleged employee fraud committed by the former purchasing manager during the period June 2004 through March 2005. Respective to our 49% interest, the fraud amounted to approximately $57,000 in 2004 and $78,000 in 2005. MSC will vigorously pursue full recovery but the final amount recoverable is not certain at this time. Canadian accounting standards require a high level of certainty in recording a recovery on the balance sheet that is contingent on future events, as a result the full amount of the fraud for each year respectively, has been written off against our investment in MSC and is included in our loss from equity investment (Note 4(b)). Funds recovered in the future related to the fraud will be recorded if and when they are received.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

9. RELATED PARTY TRANSACTIONS

During 2006 and 2005, we incurred the following transactions with related parties: geological consulting to a director totaling $nil and $3,266 and legal fees to a firm in which a director and officer was an associate totaling $55,839 and $50,081, respectively. The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. INCOME TAXES

The tax effects of the temporary differences that give rise to our future tax assets and liabilities are as follows:

	2006	2005
Net operating losses	$6,452,400	$5,150,800
Equipment	5,300	5,300
Undeducted financing costs	423,400	80,800
Deferred exploration costs	45,800	—
Valuation allowance	(6,926,900)	(5,236,900)

Future tax assets (liabilities)	$—	$—

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $nil (2005—$199,700), representing the tax effect of losses which expired in the year.

The provision for income taxes differ from the amount established using the statutory income tax rate as follows:

	2006	2005
Income benefit at Cdn statutory rate	$(3,621,800)	$(1,222,000)
Foreign income taxes at other than Cdn statutory rate	64,100	(21,000)
Non-deductible equity pickup	502,800	474,300
Non-deductible stock option compensation	1,874,000	272,000
Effect in statutory rate change	(61,600)	—
Increase in valuation allowance	1,242,500	496,700

Future income tax recovery	$—	$—

The Company’s future tax assets include approximately $1,260,000 (2005 - $240,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations. The valuation allowance as at December 31, 2006 was increased by $447,500 (December 31, 2005 - $40,600), representing the tax effect of the share issuance costs incurred in the period.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

10. INCOME TAXES - continued

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income. As management of the Company does not currently believe that it is more likely than not that the Company will receive the benefit of this asset, a valuation allowance equal to the future tax asset has been established at both December 31, 2006 and December 31, 2005.

As at December 31, 2006, the Company had estimated net operating loss carry-forwards available to reduce taxable income in future years as follows:

Country	Amount	Expiration Dates
United States - Federal	$1,490,000	2007 - 2026
Argentina	$9,870,000	2007 - 2011
Canada	$7,400,000	2007 - 2026

These financial statements do not reflect the potential effect on future income taxes of the application of these losses.

11. COMPARATIVE FIGURES

Certain financial statement line items from prior years have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As discussed in Note 2, these financial statements are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they apply to these financial statements are summarized as follows:

a.	Compensation Expense Associated with Release of Shares from Escrow

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares become eligible for release from escrow based on deferred exploration expenditure in accordance with the Escrow Agreement and with the consent of the TSX Venture Exchange (the Company became listed on the TSX Exchange in 2007). During the years ended December 31, 2006 and 2005 and for the period from July 1, 1994 (inception) through December 31, 2006, we would have recorded compensation expense of $nil, $nil and $6,324,914, respectively, under U.S. GAAP.

b.	Mineral Properties and Deferred Exploration Costs

The U.S. Securities and Exchange Commission staff has taken the position that a U.S. registrant without proven and probable economic reserves, in most cases, could not support the recovery of the carrying value of deferred exploration costs. Our investment in MSC has proven and probable reserves but MSC did not receive government approval of the Environmental Impact Assessment (EIA) until the first quarter of 2006. Therefore, we presented the effect of expensing all deferred exploration costs through December

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

31, 2005 as a reconciling item between U.S. and Canadian GAAP.

c.	Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because share-based stock option awards, a predominate form of stock compensation for us, were not recognized as compensation expense under APB 25. Statement 123R requires the cost of the award, as determined on the date of grant at fair value, to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The grant-date fair value of the award will be estimated using an option-pricing model. The Company adopted the statement using the modified-prospective method on January 1, 2006. The Company currently discloses the effect of expensing stock options under a fair value approach using the Black-Scholes pricing model in Note 7 to these Condensed Consolidated Financial Statements.

For U.S. GAAP, prior to the adoption of Statement 123R, the Company continued to follow Accounting Principle Board Opinion No. 25 “Accounting for stock issued to employees” and related interpretations to account for stock options issued to employees. In accordance with Emerging Issues Task Force (“EITF”) 00-23 Issue 31, variable accounting was required since options issued with an exercise price denominated in a currency other then its functional currency is not considered fixed. Under variable accounting, the intrinsic value of the options issued to employees is remeasured on each balance sheet date, with the adjustment charged to the Statement of Operations. The effect of remeasurement was to decrease the stock compensation expense by $nil (2005 - $36,042) for the year ended December 31, 2006.

During the year ended December 31, 2005, we accounted for stock-based compensation awarded to employees using the intrinsic method under U.S. GAAP. Under Canadian GAAP, as discussed in Note 2, the Company adopted the fair value based method to account for options granted to employees on January 1, 2004. As a result, the difference between U.S. and Canadian GAAP in compensation expense related to options granted to employees was $nil in 2006 and $569,140 in 2005. Consequently, related pro-forma information as described in SFAS No. 123 has been disclosed, as follows:

Year Ended Dec. 31, 2005
Net loss for the period under U.S. GAAP as reported	$(15,536,387)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards.	(569,140)

Pro-forma net loss for the period	$(16,105,527)

Basic and diluted net loss per common share – pro-forma	$(0.18)

d.	Warrants

Under Canadian GAAP, no value was assigned to the warrants granted to the agents in connection with the private placements of 35,595,190 units which were issued in March 2005 and December 2005. No such

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

warrants were issued in 2006. Under U.S. GAAP, the warrants were valued on the closing date of the private placements, respectively, using the Black-Scholes option pricing model with the following weighted average assumptions:

Agent Warrants 2005
Number of Warrants	1,650,293
Risk-free rate	4.33%
Dividend yield	Nil %
Volatility factor of the expected market price of the Company’s common shares	59%
Weighted average expected life of the warrants (months)	24
Value of warrants	$198,273

The value of the agent warrants was charged as commission against share capital as share issuance costs per our accounting policy; thus there is no effect on shareholder’s equity.

e.	Bank Loan

Under Canadian GAAP, the corresponding entry to record the debt discount of $346,200 related to the first tranche warrants and $263,800 related to the second tranche warrants granted to Macquarie in connection with a credit facility (Note 5) was charged to contributed surplus. Under US GAAP, as the Company is required to maintain its listed company status as part of the loan covenant, in accordance with Emerging Issues Task Force (“EITF”) 00-19, the fair value of the warrants was recorded as a liability. Subsequent to the initial measurement, the value of the warrants is remeasured on each balance sheet date or upon exercise of the warrants, based on the fair value of the warrants with the adjustment charged to the Statement of Operations and Accumulated Deficit. Both the first and second tranche warrants were exercised during 2006 so no liability was associated with the warrants as at December 31, 2006. For the year ended December 31, 2006, the effect of remeasurement was to increase the fair value of the liabilities associated with the warrants by $1,754,639 (2005 - $704,892) which was debited to the Statement of Operations and Accumulated Deficit. On March 2, 2006, Macquarie exercised all of the second tranche warrants. The fair value of the liability associated with the second tranche warrants as at March 2, 2006 was $1,451,623. On December 8, 2006, Macquarie exercised all of the first tranche warrants. The fair value of the liability associated with the first tranche warrants as at December 8, 2006 was $1,617,908. Upon exercise of the warrants, the associated liability was transferred to shareholders’ equity. Under U.S. GAAP, the fair value of the warrants is recognized on the Consolidated Balance Sheet as deferred financing costs and is amortized on a straight line basis over the term of the debt. This would result in a net increase of $nil (2005 - $371,365) as at December 31, 2006 in total assets under U.S. GAAP as compared to Canadian GAAP. Total assets under U.S. GAAP purposes were $24,618,463 (2005 - $3,848,079) as at December 31, 2006. For the year ended December 31, 2006, these GAAP differences related to the valuation and classification of warrants and differences in accounting treatment of deferred financing costs would result in total liabilities under U.S. GAAP purposes to have no difference (2005 – increase of $1,686,257) from liabilities under Canadian GAAP of $10,787,210 (2005 - $5,658,762). Total assets and liabilities under U.S. GAAP as at December 31, 2006 were not affected by these adjustments as the warrants were exercised by this date.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

The fair value of the first tranche warrants, as at December 8, 2006, was calculated to be $1,617,908 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 4.89%; expected volatility of 99.55% and an expected life of 23 days. The fair value of the second tranche warrants, as at March 2, 2006, was calculated to be $1,451,623 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 57.34% and an expected life of 17 months. Upon exercise of the warrants, the fair value was transferred to shareholders’ equity.

f.	New Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140.” Among other things, the SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material effect on our consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that adoption of FIN 48 will have on its financial condition or results of operations.

In September 2006, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 and 132R (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. (“SAB 108”) which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 had no impact on the Company’s financial condition and results of operations.

In February 2007 the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

g.	Impact on Consolidated Financial Statements

The impact of the above on the consolidated financial statements is as follows:

	Dec. 31, 2006	Dec. 31, 2005
Shareholders’ equity, end of year, per Canadian GAAP	$38,199,343	$21,480,321
Adjustment for mineral properties and deferred exploration costs	(5,605,148)	(4,470,174)
Adjustment for mineral property and deferred exploration cost portion of investment	(18,762,942)	(17,505,938)
Loss on revaluation of liability for warrants subject to registration rights	(2,459,531)	(704,892)
Adjustment arising upon exercise of warrants subject to registration rights	3,069,531	—
Adjustment for the debt discount	(610,000)	(610,000)

Shareholders’ equity (Capital Deficit), end of year, per U.S. GAAP	$13,831,253	$(1,810,683)

	Year Ended		Period from July 1, 1994 (inception) through December 31, 2006
	Dec. 31, 2006	Dec. 31, 2005
Net loss for the period, per Canadian GAAP	$(10,772,440)	$(3,634,060)	$(31,298,750)
Adjustment for acquisition of Scotia	—	—	(248,590)
Adjustment for compensation expense	—	569,140	(5,453,160)
Loss on revaluation of liability for warrants subject to registration rights	(1,754,639)	(704,892)	(2,459,531)
Adjustment for deferred exploration costs, net	(1,134,974)	(1,642,519)	(5,605,148)
Adjustment for investment	(1,257,004)	(10,160,098)	(18,762,942)
Adjustment for variable intrinsic value	—	36,042	(304,925)

Net loss for the period, per U.S. GAAP	$(14,919,057)	$(15,536,387)	$(64,133,046)

Basic and diluted net loss per common share, per U.S. GAAP	$(0.11)	$(0.18)

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

	Dec. 31, 2006	Dec. 31, 2005
Total liabilities, per Canadian GAAP	$10,787,210	$3,972,505
Adjustment for the debt discount	610,000	610,000
Adjustment for amortization of debt discount	(610,000)	(238,635)
Adjustment to recognize warrant liability	610,000	610,000
Loss on revaluation of liability for warrants subject to registration rights	2,459,531	704,892
Adjustment arising upon exercise of warrants subject to registration rights	(3,069,531)	—

Total liabilities, per U.S. GAAP	$10,787,210	$5,658,762

	Dec. 31, 2006	Dec. 31, 2005
Total assets, per Canadian GAAP	$48,986,553	$25,452,826
Adjustment for mineral properties and deferred exploration costs	(5,605,148)	(4,470,174)
Adjustment for mineral property and deferred exploration cost portion of investment	(18,762,942)	(17,505,938)
Adjustment for deferred financing costs	610,000	610,000
Amortization of deferred financing costs	(610,000)	(238,635)

Total assets, per U.S. GAAP	$24,618,463	$3,848,079

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued

	Dec. 31, 2006	Dec. 31, 2005	Period from July 1, 1994 (inception) through December 31, 2006
Cash flows used in operating activities under Canadian GAAP	$(1,789,156)	$(1,441,846)	$(11,310,471)
Adjustment related to investment	(885,639)	(11,595,709)	(18,322,644)
Adjustment related to mineral properties	(2,777,701)	(1,617,352)	(19,289,618)

Cash flows used in operating activities under U.S. GAAP	$(5,452,496)	$(14,654,907)	$(48,922,733)

Cash flows used in investing activities under Canadian GAAP	$(16,929,581)	$(12,817,344)	$(47,984,015)
Adjustment related to investment	885,639	11,595,709	18,322,644
Adjustment related to mineral properties	2,777,701	1,617,352	19,289,618

Cash flows used in investing activities under U.S. GAAP	$(13,266,241)	$395,717	$(10,371,753)

During 1995, we issued 336,814 Common Shares for the acquisition of Scotia Prime Minerals, Incorporated (“Scotia”). Under U.S. GAAP, these shares would be valued at $248,590, the fair market value of the shares issued. This value, plus the $17,215 of net liabilities of Scotia assumed by the Company, would have been recorded as property rights at the acquisition date under U.S. GAAP.

13. SUBSEQUENT EVENTS

A subsequent event not disclosed elsewhere in the consolidated financial statements is as follows:

a.	Subsequent to December 31, 2006 and including warrants exercised in the warrant incentive program disclosed in Note 7(b)(vi) above, we issued 410,000 shares for the exercise of stock options and 6,510,091 common shares for the exercise of purchase warrants for net proceeds of $3,819,589.